Neiman Large Cap Value Fund . . .
Continuing to Grow Strong!

★★★★★

Even in these tough markets, **Neiman Large Cap Value Fund (NEIMX) maintains a 5 Star Morningstar Rating™ for the 3-year period ended May 31, 2008**. Additionally, **NEIMX has a 4 Star Morningstar Rating™ for overall performance for the period ended May 31, 2008**. To see Morningstar Snapshot, please click here.

Equally important, comparison data presented by Morningstar shows that **NEIMX ranks favorably in several categories of risk measurement**. To see risk data presented by Morningstar, please click here.

Comparison data posted on Kiplinger.com, obtained from Morningstar, shows that through May 31, 2008, **NEIMX was ranked highly among Large-Company Value Funds for the 1-year and 3-year periods, and with a low ranking for volatility**. To see Kiplinger.com returns data, please click here.

NEIMX is available as a no-load, no transaction fee offering for those clients with accounts at **Schwab or Fidelity**.

We are pleased that many advisors are now including Neiman Large Cap Value Fund in their clients' portfolios.

We encourage you to do so as well.

Visit **www.neimanfunds.com** for more information, and to see the following:

- Morningstar Snapshot
- Kiplinger.com returns data
- Historical performance
- Portfolio holdings
- Fund Prospectus and Annual Reports
- Account Application for direct investors

To contact our Portfolio Managers, send email to neiman@neimanfunds.com or call Harvey Neiman at 858-759-4223 or Dan Neiman at 858-488-3839.

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of 5/31/08 the number of funds in the Large Value category tracked by Morningstar was 1185 for the 3 year period and Overall Ranking and 935 for the 5 year period. Performance would have been lower if fees had not been waived. As of 5/31/08 the fund did not have a 10 year rating.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 385-2720. Please obtain and carefully read the prospectus before investing. Past performance does not guarantee future results.

Neiman Funds | P.O. Box 205 | Rancho Santa Fe, CA 92067